SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14 )*

PHI, Inc.

(Name of Issuer)

Voting Common Stock

(Title of Class of Securities)

6933T 10 6

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6933T 10 6	13G

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only) John D. Weil
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Missouri
Number of Shares	5	Sole Voting Power 41,972
Beneficially Owned by	6	Shared Voting Power 80,841, subject to disclaimer in Item 4 below.
Each Reporting	7	Sole Dispositive Power 41,972
Person With	8	Shared Dispositive Power 80,841, subject to disclaimer in Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 122,813, subject to disclaimer in Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.23%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 6933T 10 6	13G

Item 1.	(a) Name of Issuer

Phi, Inc. – Voting Common Stock

(b) Address of Issuer’s Principal Executive Offices

2001 SE Evangeline Thruway, Lafayette, LA 70508

Item 2.	(a) Name of Person Filing

John D. Weil

(b) Address of Principal Business Office, or if none, Residence

4625 Lindell, Blvd. Suite 335
St. Louis, MO 63108

Item 3.	NA

Item 4.	Ownership.

(a)	Amount beneficially owned:		122,813, subject to disclaimer in note 1(c) below. (1)

(b)	Percent of Class:		4.23%

(c)	Number of Shares as to which the person has:

	(i)	Sole power to vote or direct the vote:	41,972

	(ii)	Shared power to vote or direct the vote:	80,841, subject to disclaimer in note 1(c) below.(1)

	(iii)	Sole power to dispose or to direct the disposition of:	41,972

	(iv)	Shared power to dispose or to direct the disposition of:	80,841, subject to disclaimer in note 1(c) below. (1)

Percentage figures are based on 2,905,757 shares of Voting Common Stock (the “Shares”) outstanding as of the Issuer’s 10-Q filing for the quarter ended September 30, 2018 with the SEC.

(1)	The number of Shares over which Mr. Weil has shared voting and dispositive power includes:

(a)	2,285 Shares held in trusts for the benefit of Mr. Weil’s siblings and their descendants with respect to which he serves as a co-trustee.
(b)	10,437 Shares held in limited partnerships, in each case with respect to which Mr. Weil serves as a general partner with a non-controlling voting interest.
(c)	An aggregate of 68,119 Shares are beneficially owned by or for the benefit of various members of Mr. Weil’s extended family. Mr. Weil disclaims any beneficial ownership in such Shares.

CUSIP No. 6933T 10 6	13G

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

/s/ John D. Weil
Dated: February 14, 2019	John D. Weil